UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

Jane A. Spray Pisces, Inc. One Maritime Plaza, 14th Floor San Francisco, California 94111 (415) 288-0540	with copies to: Douglas D. Smith, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, California 94105 (415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Doris F. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 38,944,083

	8	Shared Voting Power —

	9	Sole Dispositive Power 38,944,083

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,944,083

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by Donald G. Fisher and Doris F. Fisher with the Securities and Exchange Commission on March 20, 2009, and amended on November 27, 2009 (the “Schedule 13D”).

Item 2.	Identity and Background

a)  This Statement is filed on behalf of Doris F. Fisher (the “Reporting Person”).

b)  The principal business address for the Reporting Person is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA  94111.

c)  The Reporting Person is an honorary lifetime member of the Board of Directors of the Issuer, which is a leading global specialty retailer offering clothing, accessories and personal care products for men, women, children and babies.   The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

d) & e)  During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In addition to shares of the Issuer that the Reporting Person received as a result of a previously disclosed March 2009 distribution by Fisher Core Holdings L.P., the Reporting Person also previously acquired shares of Common Stock of the Issuer prior to the registration of such shares under the Securities Exchange Act of 1934, as amended.

From time to time, the Reporting Person has transferred shares to various entities controlled by her, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in open market ordinary brokerage transactions and in privately negotiated transactions.

Item 4.	Purpose of Transaction

This Statement is filed on behalf of the Reporting Person to update the beneficial ownership and related information from that reported in the Schedule 13D.

The Reporting Person intends to review her investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease her respective ownership of shares of the Issuer’s Common Stock through transactions in open market ordinary brokerage transactions, in privately negotiated transactions, by gift or other disposition.  The review of her investments in the Issuer by the Reporting Person will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Person regarding her investments in the Issuer.  At the time of filing this Statement, the Reporting Person has no plans to acquire additional shares of Common Stock of the Issuer in open market ordinary brokerage transactions or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a series of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above.  However, the Reporting Person, as an honorary lifetime member of the Board of Directors of the Issuer, may, in such capacity, from time to time, be involved in discussions which relate to the transactions described in this Item 4 and thus disclaims any obligation to report on any plans with respect to the transactions described in this Item 4 of which the Reporting Person becomes aware through her role as an honorary lifetime director of the Issuer.

The Reporting Person may sell or otherwise dispose of shares of the Issuer’s Common Stock from time to time and reserves the right to change her plans and intentions at any time.

Item 5.	Interest in Securities of the Issuer

a)  The Reporting Person beneficially owns through trusts of which she serves as trustee 38,944,083 shares of Common Stock of the Issuer, representing 6.5 percent of the outstanding shares of Common Stock of the Issuer outstanding as of December 31, 2010.  There were approximately 600,249,654 shares of Common Stock of the Issuer outstanding as of December 31, 2010.  The Reporting Person does not have voting or dispositive power over shares of the Issuer other than as described in this Statement.

b)  As of the date of this Statement, the Reporting Person has the sole power to vote and sole dispositive power over all of the shares of the Common Stock of the Issuer listed above and does not share the power to vote or dispose of any shares of Common Stock.

c)  Other than the transactions reported in this Schedule 13D, trusts of which the Reporting Person is a trustee have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

A trust of which the Reporting Person is a trustee:

•      On November 24, 2010, sold 500,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $20.6856 per share;

•      On November 26, 2010, sold 345,450 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $20.8419 per share;

•      On December 3, 2010, sold 750,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.3298 per share;

•      On December 6, 2010, sold 500,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.4211 per share;

•      On December 7, 2010, (i) sold 689,300 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.3770 per share, and (ii) disposed of 9,696 shares of Common Stock by gift;

•      On December 8, 2010, sold 898,600 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.3901 per share;

•      On December 9, 2010, sold 750,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.3587 per share;

•      On December 10, 2010, sold 1,250,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.4787 per share;

•      On December 13, 2010, sold 739,100 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.3134 per share;

•      On December 14, 2010, sold 491,522 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.0172 per share;

•      On December 15, 2010, (i) sold 271,434 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.0101 per share, and (ii) disposed of 670,000 shares of Common Stock by gift;

•      On December 16, 2010, (i) sold 475,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.2501 per share, and (ii) sold 80,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $21.1777 per share;

•      On December 28, 2010, disposed of 4,000,000 shares of Common Stock by gift;

•      On January 19, 2011, sold 686,800 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $20.1664 per share;

•      On January 20, 2011, (i) sold 850,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $20.1810 per share, and (ii) sold 750,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $20.2594 per share; and

•      On January 21, 2011, sold 250,000 shares of Common Stock in ordinary brokerage transactions on the New York Stock Exchange at an average sales price of $20.0422 per share.

d)  Not Applicable

e)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is the trustee of trusts that hold the shares of Common Stock that are deemed to be beneficially owned by her.

Other than as described in this Statement and the Joint Filing Agreement, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, to which the Reporting Person is a party, with respect to any securities of the Issuer beneficially owned by such Reporting Person, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer to the best knowledge of the Reporting Person.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Omitted as no longer applicable to the Reporting Person.

Exhibit 2 – Omitted as no longer applicable to the Reporting Person.

Exhibit 3 – Omitted as no longer in effect.

Exhibit 4 – Power of Attorney, dated December 15, 1998.

Exhibit 5 – Omitted as no longer in effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	January 26, 2011	By:	*/s/ Jane Spray
Doris F. Fisher

* This Schedule 13D was executed by Jane Spray as Attorney-in-Fact for Doris F. Fisher pursuant to the Power of Attorney granted thereby as filed with the Reporting Person’s Schedule 13D.